Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

WGL HOLDINGS, INC. AND SUBSIDIARIES

	Nine Months Ended June 30,	Twelve Months Ended September 30,
($ in thousands)	2017	2016	2015	2014	2013	2012
EARNINGS:
Pre-Tax Net Income(a)	$269,022	$252,632	$210,915	$161,320	$132,355	$233,247
Add:
Distributed Income of Equity Investees	15,117	13,806	5,468	3,194	1,510	1,240
Total Fixed Charges	57,692	55,225	53,471	39,484	37,893	38,583

Total Earnings	$341,831	$321,663	$269,854	$203,998	$171,758	$273,070

FIXED CHARGES:
Interest on Long-Term Debt	$52,897	$51,809	$50,450	$36,383	$34,512	$36,275
Other Interest (excluding AFUDC)	2,432	298	658	918	905	229
Amortization of Debt Premium, Discount and Expense	223	303	373	345	337	352
One-Third of Rental Expense(b)	2,140	2,815	1,990	1,838	2,139	1,727

Total Fixed Charges	$57,692	$55,225	$53,471	$39,484	$37,893	$38,583

Ratio of Earnings to Fixed Charges	5.9	5.8	5.0	5.2	4.5	7.1

(a)	Excludes amounts attributable to income or loss from equity investees.
(b)	Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.